

Proof of Concept Footage

EXPRESS INTEREST IN

Truth & Conviction

$1,831,019

Expressed Interest

👥 2,291 People*

[EXPRESS INTEREST]

*No money or other consideration is being solicited, and if sent, will not be accepted; No sales will be made or commitments to purchase accepted until a Form C (if a Reg CF offering is chosen) offering statement is filed with the Securities and Exchange Commission and only through an intermediary's platform (if a Reg CF offering is chosen); and Prospective purchaser's indications of interest are non-binding.

OVERVIEW



OVERVIEW

"I've had the opportunity to read some phenomenal scripts in my 50 plus years in the business. And now, again, I have been blessed to have read a masterpiece. Reading this story has moved me to a sense of pride, country, honor, duty, and tears."
-Gerald R. Molen, Academy Award winning producer of *Schindler's List*

1. *Truth & Conviction*, written by the award-winning screenwriter of *Saints and Soldiers*, is the first dramatic series about teenage resistance fighters in Nazi Germany.

2. This series will capture one of the most powerful stories to come out of WWII. Driven by the disappearance of his Jewish friend, a 16-year-old boy named Helmuth Hübener takes a stand for truth. His brave resistance leads him all the way to the highest court in Nazi Germany.

3. This story is virtually unknown and needs to be told. It impacts everyone who hears it, but especially the rising generation. Teenagers feel a deep connection to one of their peers taking a stand for truth and freedom. It brings all of us to ask the questions: "What would I have done? And what can I do now?"

4. All people of faith, and particularly Christians, are moved by Helmuth's description of Jesus: "He was filled with grace AND truth. He said what needed to be said. He stood up. But he did it peacefully." Helmuth's efforts are a shining example of peaceful resistance and the power of the written word.

5. In order to do this story justice, we're pulling from direct sources such as the PBS documentary *Truth & Conviction: The Helmuth Hübener Story*, Nobel Laureate Gunter Gräss; and in-depth interviews with Karl-Heinz Schnibbe, the last surviving member of the Hübener Group and one of Helmuth's best friends.

"This is a very professionally and smoothly written WWII/Nazi drama that presents a potentially captivating and intense true-life story. Watching our young protagonist literally risk his life to publish a newsletter railing against Hitler and the Nazi Regime is inspiring and noble. We can't help but root for him and yearn to see what next occurs...this is definitely a potential 'prestige piece' that would attract critical (and subsequently commercial) acclaim."
-New Line Cinema, studio that brought you the *Lord of the Rings* trilogy

$1,831,019

Expressed Interest

👥 2,291 People*

[EXPRESS INTEREST]

*No money or other consideration is being solicited, and if sent, will not be accepted; No sales will be made or commitments to purchase accepted until a Form C (if a Reg CF offering is chosen) offering statement is filed with the Securities and Exchange Commission and only through an intermediary's platform (if a Reg CF offering is chosen); and Prospective purchaser's indications of interest are non-binding.

What Will the Show Be Like?



5. & *Conviction: The Helmuth Hübener Story*, Nobel Laureate Gunter Gräss; and in-depth interviews with Karl-Heinz Schnibbe, the last surviving member of the Hübener Group and one of Helmuth's best friends.

"This is a very professionally and smoothly written WWII/Nazi drama that presents a potentially captivating and intense true-life story. Watching our young protagonist literally risk his life to publish a newsletter railing against Hitler and the Nazi Regime is inspiring and noble. We can't help but root for him and yearn to see what next occurs...this is definitely a potential 'prestige piece' that would attract critical (and subsequently commercial) acclaim."
-New Line Cinema, studio that brought you the *Lord of the Rings* trilogy

What Will the Show Be Like?





WWII MOVIES

SAVING PRIVATE RYAN
$755.4M

PEARL HARBOR
$648.5M

SCHINDLER'S LIST
$569.5M

DUNKIRK
$549.5M

THE KING'S SPEECH
$427.4M

truth &
conviction

INSPIRATIONAL
TRUE-STORY FILMS

APOLLO 13
$670.1M

PURSUIT OF HAPPYNESS
$439.1M

BRAVEHEART
$357.2M

ARGO
$290.9M

HIDDEN FIGURES
$282.7M

Success in other projects does not guarantee success of Truth & Conviction. Revenue does not guarantee profits. There can be no assurance that the projected results will be obtained, and actual results may vary significantly from the projections.

In the vein of films like *Schindler's List* and *Braveheart*, this series will explore the human struggle for freedom and will confirm the impact of one courageous voice. It is also a nuanced and complex story, reminiscent of the HBO series *Chernobyl*, interweaving the narratives of the brilliant young resistance fighter and the hardened Gestapo agent obsessed with hunting him down. We'll watch as both men – each convinced of the justice of his cause – are forced to deal with the consequences of their beliefs.

When Karl-Heinz Schnibbe shared with us his story of taking a stand against Hitler, it changed our lives. It brought us to tears, but it also made us smile. Most of all it inspired us to want to be better, to be more courageous, to be more honest. Our goal is to create a series that will bring these same emotions and feelings to a worldwide audience.

In all of us, there is a deep emotional response to stories of self-sacrifice. People everywhere feel a strong connection to stories of men and women overcoming the very human instinct of survival in order to stand up for what is right. Helmuth Hübener is a powerful example of inspiring self-sacrifice.

"My dad was a B-24 Bomber pilot in WWII. I grew up fascinated with his stories of bomb runs and bravery and sheer panic. I watched virtually every war movie I could get my hands on. I came to realize that since the fall of Hitler's Germany, hundreds of true stories from that period have been brought to the screen. I wasn't alone in what seems to be an insatiable interest in this crucial chapter of world history."

-Matt Whitaker, director and co-writer of *Truth & Conviction*

Matt Whitaker



Producer/Director/Screenwriter

For over 25 years, Matt Whitaker has been writing and directing for film and television. A specialist in the WWII genre, his numerous produced screenplays include the critically acclaimed war films *Saints and Soldiers* and *Instrument of War*. He has creative-produced or directed over 100 commercials and short films shot in more than 30 countries around the world. His directing credits also include multiple award-winning documentaries for PBS including *Ancestors* and *Small Fortunes: Microcredit and the Future of Poverty* featuring Nobel Peace Prize Winner Muhammad Yunus and Academy Award winning actress, Linda Hunt. In 2002, Matt and a film crew traveled to Germany with the last surviving member of a teenage resistance group. This powerful experience led to the PBS documentary *Truth & Conviction: The Helmuth Hübener Story*, which has prepared the way for the dramatic series *Truth & Conviction* with Angel Studios.

Russ Kendall



Producer/Partner – Kaleidoscope Pictures

Russ Kendall is a Creative Producer and Head of Film & Television Production at Kaleidoscope Pictures. Kendall has traveled the world, filming in thirty-five countries on six continents. He has helmed a variety of award-winning projects, including the Emmy® Award winning holiday feature, *Winter Thaw* -- which The New York Times dubbed, "The best serious holiday film of the year" -- and the innovative music docuseries, *The Song that Changed My Life*. Kendall recently produced the award-winning WWII feature, *Instrument of War*, on location in Lithuania, as well as *The Christ Child*, a powerful retelling of the nativity story. He also produced the soon to be released Indie sports drama *Strong Enough* and is an executive producer of the upcoming family comedy *Aliens Abducted My Parents and Now I Feel Kinda Left Out*, starring Will Forte. He is currently in post-production on the fourth season of his latest music series *Grace Notes*, which features the biggest and most influential artists in contemporary Christian and gospel music. Kendall is a member of The Producers Guild of America and The Academy of Television Arts & Sciences.

John Foss



Producer – Kaleidoscope Pictures

John is a director, producer, and writer whose work covers a range of feature films, television & short films. He wrote and directed the Indie sports drama *Strong Enough* (2022) and produced the upcoming drama *The Integrity of Joseph Chambers* (2022) with Sundance alumnus director Robert Machoian. John also recently managed *The Card Counter* (2021), executive produced by Martin Scorsese and the Netflix holiday comedy *The Best Christmas Ever* (2023). Early in his career, John worked with veteran producer Michael Hausman (*Amadeus*, *Gangs of New York*) and in development with managers at Cinetic and Zero Gravity in NY. His work has garnered attention from a number of festivals including Sundance, Austin, Heartland, Indianapolis, Vancouver, Tribeca and the Cannes Film Festivals. He received his MFA in film from the renowned graduate film division at Columbia University in New York City. Foss is a member of The Producers Guild of America and The Academy of Television Arts & Sciences.



Karl-Heinz Schnibbe

Historical Consultant/Resistance Fighter

Karl-Heinz Schnibbe (1924 - 2010) was the last surviving member of the Hübener Resistance Group. In 1941 he joined his best friend, Helmuth Hübener, in distributing anti-Hitler leaflets throughout Hamburg. In 2002 he returned to Germany, accompanied by the *Truth & Conviction* documentary film crew. Karl would enter some of the exact cells where he and Helmuth had been held sixty years earlier. Through more than 100 hours of interviews, Karl's vivid memories of standing up to Hitler and the Nazi regime, and his unique outlook on the price of freedom, bring a powerful perspective and reality to the production of the *Truth & Conviction* series.

Deeply Rooted Values



"Reading this story has moved me to a sense of pride, country, honor, duty, and tears."

— Gerald R. Molen
Academy Award winning producer of
Schindler's List

Karl-Heinz Schnibbe, Rudi Wobbe, and their friend Helmuth Hübener were raised singing the old Christian hymn, "Do What Is Right, Let the Consequence Follow". And that is exactly what they did, even though the consequence in their case meant prison camps and death.

This maxim to do what is right and let the consequence follow is the central theme of *Truth & Conviction* and is manifest in various measures throughout the series. Helmuth and his friends' decision to stand up for the right is readily apparent, but almost every supporting character is also presented with the choice of whether or not they'll take a stand for what is right. There's Helmuth's church leader, himself a devout Nazi, who will decide if he's going to turn over one of his own flock to the Gestapo. There's also Helmuth's stepfather, who will decide if he will stand in support of his condemned stepson within the very walls of Hitler's highest court. This extends even to the Gestapo agent, Erwin Müssener, who, after Helmuth is sentenced to death, must decide if he will put his own career and life in jeopardy by requesting clemency for the young man that he hunted down–the young man whose words of truth have shattered Müssener's belief in Hitler. This exploration into what it means to do what is right, come what may, confronts us with the question: "What would I have done?"

Those who experience this true story feel a renewed gratitude for liberty and freedom. Viewers are also reminded of the dangers of extreme nationalism and its evil companion, racism. Helmuth's example of taking a stand for truth carries particular importance today, perhaps more than at any other time since the fall of Nazi Germany. As a new war erupts in Europe, we are once again confronted with the same questions that Helmuth and so many others faced, "Where can I find the truth? And when I find it, what will I do with

 **The Piano Guys** ✔️
Sponsored · 🌐

 

We are so excited to announce that we are teaming up with the TV series "Truth & Conviction!"

This is the story of a German teenager named Helmuth Hübener who stood up to Hitler in World War II.

These are the kind of stories that need to be told, that our kids need to inspire them, a role model to know that they can stand up for things too.

You can help tell this story by expressing interest in investing by going to angel.com/truth

****

Legal Disclaimer: (1) no money or other consideration is being solicited, and if sent, will not be accepted; (2) no offer to buy the securities can be accepted and no part of the purchase price can be received until the offering statement is filed and only through an intermediary's platform; (3) a prospective purchaser's indication of interest is non-binding; (4) The Piano Guys are Associate Producers of "Truth & Conviction" and "Truth & Conviction" has provided The Piano Guys with monetary compensation as consideration for this advertisement.



TRUTH & CONVICTION

ANGEL.COM/TRUTH

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👍❤️😮 Angie M...   86 Comments   238 Shares

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 **The Piano Guys** ✔
Sponsored · 🌐

 

We are so excited to announce that we are teaming up with the TV series "Truth & Conviction!"

This is the story of a German teenager named Helmuth Hübener who stood up to Hitler in World War II.

These are the kind of stories that need to be told, that our kids need to inspire them, a role model to know that they can stand up for things too.

You can help tell this story by expressing interest in investing by going to angel.com/truth

****
Legal Disclaimer: (1) no money or other consideration is being solicited, and if sent, will not be accepted; (2) no offer to buy the securities can be accepted and no part of the purchase price can be received until the offering statement is filed and only through an intermediary's platform; (3) a prospective purchaser's indication of interest is non-binding; (4) The Piano Guys are Associate Producers of "Truth & Conviction" and "Truth & Conviction" has provided The Piano Guys with monetary compensation as consideration for this advertisement.



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Hamburg, Germany
1941

Proof of Concept Footage

EXPRESS INTEREST IN

Truth & Conviction

$576,224

Pledged

527 People*

EXPRESS INTEREST

*No money or other consideration is being solicited, and if sent, will not be accepted; No sales will be made or commitments to purchase accepted until a Form C (if a Reg CF offering is chosen) offering statement is filed with the Securities and Exchange Commission and only through an intermediary's platform (if a Reg CF offering is chosen); and Prospective purchaser's indications of interest are non-binding.

OVERVIEW

Help

OVERVIEW



"I've had the opportunity to read some phenomenal scripts in my 50 plus years in the business. And now, again, I have been blessed to have read a masterpiece. Reading this story has moved me to a sense of pride, country, honor, duty, and tears."
-Gerald R. Molen, Academy Award winning producer of *Schindler's List*

1. Truth & Conviction, written by the award-winning screenwriter of Saints and Solders, is the first dramatic series about teenage resistance fighters in Nazi Germany.

2. This series will capture one of the most powerful stories to come out of WWII. Driven by the disappearance of his Jewish friend, a 16-year-old boy named Helmuth Hübener takes a stand for truth. His brave resistance leads him all the way to the highest court in Nazi Germany.

3. This story is virtually unknown and needs to be told. It impacts everyone who hears it, but especially the rising generation. Teenagers feel a deep connection to one of their peers taking a stand for truth and freedom. It brings all of us to ask the questions: "What would I have done? And what can I do now?"

4. All people of faith, and particularly Christians, are moved by Helmuth's description of Jesus: "He was filled with grace AND truth. He said what needed to be said. He stood up. But he did it peacefully." Helmuth's efforts are a shining example of peaceful resistance and the power of the written word.

5. In order to do this story justice, we're pulling from direct sources such as the PBS documentary Truth & Conviction: The Helmuth Hübener Story, Nobel Laureate Gunter Gräss; and in depth interviews with Karl-Heinz Schnibbe, the last surviving member of the Hübener Group and one of Helmuth's best friends.

"This is a very professionally and smoothly written WWII/Nazi drama that presents a potentially captivating and intense true-life story. Watching our young protagonist literally risk his life to publish a newsletter railing against Hitler and the Nazi Regime is inspiring and noble. We can't help but root for him and yearn to see what next occurs...this is definitely a potential 'prestige piece' that would attract critical (and subsequently commercial) acclaim."
-New Line Cinema, studio that brought you the Lord of the Rings trilogy

What Will the Show Be Like?

$576,224

Pledged

527 People*

EXPRESS INTEREST

*No money or other consideration is being solicited, and if sent, will not be accepted; No sales will be made or commitments to purchase accepted until a Form C (if a Reg CF offering is chosen) offering statement is filed with the Securities and Exchange Commission and only through an intermediary's platform (if a Reg CF offering is chosen); and Prospective purchaser's indications of interest are non-binding.



WWII MOVIES	INSPIRATIONAL TRUE-STORY FILMS
SAVING PRIVATE RYAN $750.4M	APOLLO 13 $670.1M
PEARL HARBOR $645.8M	PURSUIT OF HAPPINESS $459.1M
SCHINDLER'S LIST $569.8M	BRAVEHEART $557.2M
DUNKIRK $949.3M	ARGO $290.9M
THE KING'S SPEECH $427.4M	HIDDEN FIGURES $258.7M

truth & conviction

Success in other projects does not guarantee success of Truth & Conviction. Revenue does not guarantee profits. There can be no assurance that the projected results will be obtained, and actual results may vary significantly from the projections.

In the vein of films like Schindler's List and Braveheart, this series will explore the human struggle for freedom and will confirm the impact of one courageous voice. It is also a nuanced and complex story, reminiscent of the HBO series Chernobyl, interweaving the narratives of the brilliant young resistance fighter and the hardened Gestapo agent obsessed with hunting him down. We'll watch as both men – each convinced of the justice of his cause – are forced to deal with the consequences of their beliefs.

When Karl-Heinz Schnibbe shared with us his story of taking a stand against Hitler, it changed our lives. It brought us to tears, but it also made us smile. Most of all it inspired us to want to be better, to be more courageous, to be more honest. Our goal is to create a series that will bring these same emotions and feelings to a worldwide audience.

In all of us, there is a deep emotional response to stories of self-sacrifice. People everywhere feel a strong connection to stories of men and women overcoming the very human instinct of survival in order to stand up for what is right. Helmuth Hübener is a powerful example of inspiring self-sacrifice.

"My dad was a B-24 Bomber pilot in WWII. I grew up fascinated with his stories of bomb runs and bravery and sheer panic. I watched virtually every war movie I could get my hands on. I came to realize that since the fall of Hitler's Germany, hundreds of true stories from that period have been brought to the screen. I wasn't alone in what seems to be an insatiable interest in this crucial chapter of world history."

-Matt Whitaker, director and co-writer of *Truth & Conviction*



Matt Whitaker
Producer/Director/Screenwriter

For over 25 years, Matt Whitaker has been writing and directing for film and television. A specialist in the WWII genre, his numerous produced screenplays include the critically acclaimed war films Saints and Soldiers and Instrument of War. He has creative-produced or directed over 100 commercials and short films shot in more than 30 countries around the world. His directing credits also include multiple award-winning documentaries for PBS including Ancestors and Small Fortunes: Microcredit and the Future of Poverty featuring Nobel Peace Prize Winner Muhammad Yunus and Academy Award winning actress, Linda Hunt. In 2002, Matt and a film crew traveled to Germany with the last surviving member of a teenage resistance group. This powerful experience led to the PBS documentary Truth & Conviction: The Helmuth Hübener Story, which has prepared the way for the dramatic series Truth & Conviction with Angel Studios.



Russ Kendall
Producer/Partner – Kaleidoscope Pictures

Russ Kendall is a Creative Producer and Head of Film & Television Production at Kaleidoscope Pictures. Kendall has traveled the world, filming in 35 countries on six continents. He has helmed a variety of award-winning projects, including the Emmy® Award winning holiday feature Winter Thaw -- which The New York Times dubbed, "The best serious holiday film of the year" -- and the innovative music docuseries The Song that Changed My Life. Kendall recently produced the award-winning WWII feature, Instrument of War, on location in Lithuania and The Christ Child, a powerful retelling of the Nativity story. He also produced the soon to be released indie sports drama Strong Enough, and is an executive producer of the upcoming family comedy Aliens Abducted My Parents and Now I Feel Kinda Left Out, starring Will Forte. He is currently in post-production on the fourth season of his latest music series Grace Notes, which features the biggest and most influential artists in Contemporary Christian and Gospel music. Kendall is a member of The Producers Guild of America and The Academy of Television Arts & Sciences.



John Foss
Producer – Kaleidoscope Pictures

John is a director, producer, and writer whose work covers a range of feature films, television & short films. He wrote and directed the lean sports drama Strong Enough (2022) and produced the upcoming drama The Integrity of Joseph Chambers (2022) with Sundance alumnus director Robert Machoian. John also recently managed The Card Counter (2021), executive produced by Martin Scorsese and the Netflix holiday comedy The Best Christmas Ever (2023). Early in his career, John worked with veteran producer Michael Hausman (Amadeus, Gangs of New

York) and in development with managers at Cinetic and Zero Gravity in NY. His work has garnered attention from a number of festivals including Sundance, Austin, Heartland, Indianapolis, Vancouver, Tribeca and the Cannes Film Festivals. He received his MFA in film from the renowned graduate film division at Columbia University in New York City. Foss is a member of The Producers Guild of America and The Academy of Television Arts & Sciences.



Karl-Heinz Schnibbe

Historical Consultant/Resistance Fighter

Karl-Heinz Schnibbe (1924 – 2010) was the last surviving member of the Hübener Resistance Group. In 1941 he joined his best friend, Helmuth Hübener, in distributing anti-Hitler leaflets throughout Hamburg. In 2002 he returned to Germany, accompanied by the "Truth & Conviction" documentary film crew. Karl would enter some of the exact cells where he and Helmuth had been held sixty years earlier. Through more than 100 hours of interviews, Karl's vivid memories of standing up to Hitler and the Nazi regime and his unique outlook on the price of freedom bring a powerful perspective and reality to the production of the "Truth & Conviction" series.

Deeply Rooted Values



"Reading this story has moved me to a sense of pride, country, honor, duty, and tears."

– Gerald R. Molen
Academy Award winning producer of Schindler's List

Karl-Heinz Schnibbe, Rudi Wobbe, and their friend Helmuth Hübener were raised singing the old Christian hymn, "Do What Is Right, Let the Consequence Follow". And that is exactly what they did, even though the consequence in their case meant prison camps and death.

This maxim to do what is right and let the consequence follow is the central theme of Truth & Conviction and is manifest in various measures throughout the series. Helmuth and his friends' decision to stand up for the right is readily apparent, but almost every supporting character is also presented with the choice of whether or not they'll take a stand for what is right. There's Helmuth's church leader, himself a devout Nazi, who will decide if he's going to turn over one of his own flock to the Gestapo. There's also Helmuth's stepfather, who will decide if he will stand in support of his condemned stepson within the very walls of Hitler's highest court. This extends even to the Gestapo agent, Erwin Müssener, who, after Helmuth is sentenced to death, must decide if he will put his own career and life in jeopardy by requesting clemency for the young man that he hunted down–the young man whose words of truth have shattered Müssener's belief in Hitler. This exploration into what it means to do what is right, come what may, confronts us with the question: "What would I have done?"

Those who experience this true story feel a renewed gratitude for liberty and freedom. Viewers are also reminded of the dangers of extreme nationalism and its evil companion, racism. Helmuth's example of taking a stand for truth carries particular importance today, perhaps more than at any other time since the fall of Nazi Germany. As a new war erupts in Europe, we are once again confronted with the same questions that Helmuth and so many others faced, "Where can I find the truth? And when I find it, what will I do with it?" In Helmuth's case, he ignored the propaganda spouting from the "People's Radio" and turned instead to the BBC broadcasts whispering the truth from an illegal shortwave radio. We feel it significant that the BBC, for the first time in over 50 years, has recently begun to re-implement shortwave broadcasts, giving accurate updates of the war, specifically to the citizens of Russia and Ukraine. Helmuth's story reminds us that truth is paramount, that liberty is fragile, and that taking a stand for what is right is as important today as it has ever been.

The Challenge

Our challenge, and our greatest opportunity, is reaching the GenZers, particularly in the 16-24 age range. It's this generation that will be drawn into the adventure and daring of normal teenagers standing up to one of the most notorious tyrants in history. We may not be able to get our kids to watch Ghandi or A Man For All Seasons with us (though they'd admittedly be more inclined to watch Braveheart), but they will be excited about a story of their peers engaged in the fight against Hitler.

While our challenge lies with GenZ, we predict Gen-Xers and Boomers will be most drawn to this story. People of these generations already have an appreciation for WWII history and historical dramas and are inspired by true stories about individuals who lay down their lives for truth and freedom. They already love films like *Braveheart*, *Ghandi*, and *A Man For All Seasons*, and we believe *Truth & Conviction* will be their next favorite.

We see *Truth & Conviction* as an opportunity to build a growing community of "peaceful resistance fighters" (and possibly even groups of "teenage peaceful resistance fighters"), motivated and inspired to stand up for truth and freedom in their own lives and communities. These are the youth who will stand up to defend and befriend that kid at school who gets bullied, who will speak the truth even when it brings the ridicule of their peers, and who will support the cause of freedom in their communities and throughout their lives.

Angel Studios Model

Angel Studios is the distributor of the phenomenal series The Chosen. In 2021 alone, The Chosen earned more than $80 million in revenue*, which is extraordinary for a faith series, and even more incredible when one considers the ground-breaking "pay-it-forward" model pioneered by Angel Studios.

Right now, we are gauging interest to see if people want to back the *Truth & Conviction* project. If we receive enough pledges, we plan to raise funds for this production. However, this wouldn't be a regular crowdfunding where you give money and get a t-shirt. Instead, you would be investing. So, if the show makes enough profit, you could earn a return on your investment.* By expressing interest, you are helping us determine if we will open a crowdfunding round and allow anyone who is interested to invest in *Truth & Conviction.*

There is no guarantee of any return. The success of other projects does not guarantee the success of this project. Revenue generated by Angel Studios does not indicate profits earned by The Chosen, LLC or its investors.



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